

July 30, 2013

<u>Via E-Mail</u>
J. Scott Drever
Chairman and President
Silvercrest Mines Inc.
Suite 501, 570 Granville Street
Vancouver, British Columbia
Canada V6C 3P1

      Re: Silvercrest Mines, Inc.
              Form 40-F for the Year Ended
              December 31, 2012
              Filed April 5, 2013
              File No. 001-35632

Dear Mr. Drever:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.1 Annual Information Form

Update to the Technical Summary of Preliminary Assessment Report, page 42

1. Proven and/or probable reserves are disclosed for your property as of January 2012. Please forward to our engineer as supplemental information and not as part of your filing, your most current updated information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

2. We note you reported your reserves as of January 2012 in your filings for the Fiscal Year Ending December 31, 2012. We also note your statement that as of January 2013, the open pit probable reserves at the Santa Elena Mine had declined by approximately 50% from the reserve numbers reported in January 2012 as a result of production in 2012 and the conversion of a portion of the remaining open pit reserves to underground resources as a result of re-design of the open pit mine. Mining companies in the production stage need to update and report their reserves/resources as of their fiscal year end to correlate

with their financial statements, i.e. DD&A - units of production, along with providing the appropriate annual production information. In many instances, the change in reserves is not material and does not require the filing of a new technical report, but investors do need to be provided with updated reserve/resource information annually that is clearly linked to the financial documents and their production reports. In future filings please report annually your reserves/resources as of your fiscal year end. A reconciliation of the previous reserve disclosure, using the annual production to arrive at the present reserve/resource estimate with a variance explanation, installs confidence in a reserve/resource report as prepared by production stage companies.

Exhibit 99.2 Consolidated Financial Statements and Notes

Notes to the Consolidated Financial Statements, page 7

3. We note your disclosure that "The accounting policies set out below have been applied consistently to all periods presented in these financial statements and are based on IFRS in effect as at March 12, 2013, the date the Board of Directors approved these consolidated financial statements for issue." This appears to be inconsistent with the requirements of IFRS 1, particularly paragraphs 7 and 8. Please clarify the date you used to determine which accounting policies to apply and revise in future filings.

2. Significant Accounting Policies, page 8

4. We note your disclosure that you include a portion of resources considered to be probable of economic extraction, in your calculation of depletion calculation. Please address the following:

   - Tell us the percentage and amount of measured, indicated and inferred resources that you include in the portion of resources expected to be considered probable of economic extraction.

   - Provide us with your history of converting resources into proven and probable reserves. Tell us the number of years of historical data that you have used to estimate your projected rates of converting resources to proven and probable reserves.

   - Tell us the extent to which resources are currently accessible and the extent to which additional capital improvements are required to convert and gain access to resources.

   Please provide us with draft disclosures to be included in future filings.

Exhibits

Section 302 Certifications

5. We note that your Section 302 certifications do not comply with Item 601(31) of Regulation S-K in that the head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Please confirm that in future filings, you will revise your certifications to address it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff omments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler at (202) 551-3718 with any engineering questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining